Zhejiang Kandi Vehicles Co.,Ltd

Budget Plan Form

report before 5th of each month

unit：ten thousand RMB

month				this month		Notes
				plan	ratify	
output						
cost						
increase(reduce) cost						
Account receivables						
accounts payable						
sales revenue						
Cost of goods						
Balance amount at end of last month(cash)						
operation income and expenses	cash inflow	sales revenue	cash sales			
			advance from customer			
			receivables recover			
		taxes return				
		interest income				
		others				
		total				
	cash outflow	Payment to suppliers	on cash			
			prepayment			
			pay the accounts payable due			
			discountof bank notes			
		salary,allowance,bonus				
		taxes expense				
		interest expense				
		Research and Development expense				
		others				
		financial expense				
		total				
net amount of operation income and expenses						
fixed assets	inflow	sale of fixed assets				
	outflow	purchase fixed assets	equipment cost			
			construction and installation cost			
net amount of fixed assets						
operation balance of this month						
financing	loan from bank					
	debt repayment					
net amount of financial income and expenses						
balance of this month						

list of major programs：

person in charge： chart： auditor/date：

opinion	approver/date：

attach：（1）details of each program （2）list of major programs （3）person in charge ：(signature) （4）preparer: finance department